ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

November 21, 2013
BY EDGAR
Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
RE:    Ultra Series Fund (the “Trust”); SEC File Nos. 002-87775; 811-04815
Dear Mr. Zapata:
The following serves to respond to comments received from you on November 18, 2013 regarding a Preliminary Proxy Statement filed on behalf of the Trust relating to a proposal to approve a new subadvisory agreement for the International Stock Fund, a series of the Trust. Contemporaneously with the filing of this response letter, we are filing a Definitive Proxy Statement which incorporates our responses to your comments. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.
In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Comment: Confirm supplementally that all of the missing information from the Preliminary Proxy Statement will be included with the filing of the Definitive Proxy Statement.
Response: Yes, all of the missing information (e.g., the number of issued and outstanding shares of the Fund) will be included in the Definitive Proxy Statement.

2.	Comment: In the section entitled “Introduction,” add the word “agreement” after the word “subadvisory” in the fourth sentence of the second paragraph.
Response: Done.

3.
Comment: In the section entitled “Madison’s Recommendation to Approve New Subadviser – In General,” the first sentence of the third paragraph mentions the “benchmark”. Please specify the benchmark referred to here as it relates to both Lazard and NorthRoad.

Response: The relevant benchmark is the MSCI EAFE Index. Disclosure to this effect has been added.

4.
Comment: In the section entitled “Board Considerations – The Nature, Extent, and Quality of the Services to be Provided by NorthRoad as Subadviser, “ the third sentence states that in considering NorthRoad as a replacement subadviser for Lazard, the Board took into account the fact that NorthRoad serves as subadviser to another fund in the Madison fund complex and, therefore, was familiar with NorthRoad’s services. Disclose whether the Board also relied on comparisons of the services to be rendered by, and the amounts to be paid to, NorthRoad with those of other investment advisers to comparable funds.

Response: Yes, the Board considered peer group data, which included information regarding other investment advisers providing services to comparable funds, when approving the New Subadvisory Agreement. Disclosure to this effect has been added.

5.
Comment: In the section entitled “The Subadvisory Agreement,” include the missing disclosure required by Item 22(c)(1) of Schedule 14A, such as the date of the Old Subadvisory Agreement and the date it was last submitted to shareholders for approval.

Response: The missing disclosure has been added.

6.
Comment: In the section entitled “More About Fees and Expenses,” provide the following disclosure required by Item 22(c)(9)(ii)-(iii) of Schedule 14A: (a) the amount Madison would have received had the fee reduction described in this section been effect during the last fiscal year, and (b) the difference between the aggregate amounts stated in response to paragraph (i) and (ii) of Item 22(c)(9) as a percentage of the amount stated in response to paragraph (i) of Item 22(c)(9).

Response: The missing disclosure has been added.

7.	Comment: Add disclosure in response to Item 22(a)(3)(v) of Schedule 14A.
Response: As we discussed on the telephone, this Item – which requires a description of any purchases or sales of securities of the investment adviser or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any director or any nominee for election as a director of the Fund – does not require disclosure for transactions involving securities in an amount not exceeding 1% of the outstanding securities of any class of the investment adviser or any of its parents or subsidiaries. See note 2 to this Item. Since we fall into this exception, there is nothing to disclose for this item.
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If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Pamela M. Krill
Pamela M. Krill
                        General Counsel and Chief Legal Officer